                                  SCHEDULE 14A
                                 (RULE 14A-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION


                PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               AMENDMENT NO. 1

Filed by the Registrant

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[ ]  Preliminary Proxy Statement                [ ] Confidential, For Use of the
                                                    Commission Only (as
[X]  Definitive Proxy Statement                     permitted by Rule
                                                    14a-6(e)(2))
[ ]  Definitive Additional Materials

[ ]  Soliciting Material Pursuant to Rule 14a-12


                            MERCER INTERNATIONAL INC.
                (Name of Registrant as Specified in its Charter)



                           GREENLIGHT CAPITAL, L.L.C.
                            GREENLIGHT CAPITAL, INC.
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

[x]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1) Title of each class of securities to which transaction applies:

     (2) Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     (4) Proposed maximum aggregate value of transaction:

     (5) Total fee paid:

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount previously paid:

     (2) Form, Schedule or Registration Statement No.:

     (3) Filing Party:

     (4) Date Filed:

                        ANNUAL MEETING OF SHAREHOLDERS OF
                            MERCER INTERNATIONAL INC.
                         TO BE HELD ON AUGUST 22, 2003
                                   ----------

                               PROXY STATEMENT OF
                             THE GREENLIGHT ENTITIES

                                   ----------

         This proxy statement and the enclosed GREEN proxy card are being furnished to you, the shareholders of Mercer International Inc. ("Mercer International" or the "Company"), in connection with the solicitation of proxies by Greenlight Capital, L.L.C. and Greenlight Capital, Inc. (together with its affiliates, the "Greenlight Entities" or "Greenlight") for use at the 2003 annual meeting of shareholders of Mercer International, and at any adjournments, postponements or reschedulings thereof (the "2003 Annual Meeting").

         Greenlight is proposing and soliciting proxies in support of a slate of two nominees, referred to as the Greenlight Nominees, to stand for election to the Board of Trustees at the 2003 Annual Meeting. The Greenlight nominees are Guy W. Adams and Saul E. Diamond, and they will be standing for election in opposition to the nominees of the Board of Trustees. The Board of Trustees stated in its proxy statement dated June 19, 2003 that there are two positions on the Board of Trustees that are open for election at the 2003 Annual Meeting and that the trustees elected to these positions will serve until the 2006 Annual Meeting and until their respective successors are duly elected.

         GREENLIGHT URGES YOU TO VOTE "FOR" THE GREENLIGHT NOMINEES ON THE ENCLOSED GREEN PROXY CARD.

         As discussed in more detail under the heading "Election of Trustees" in this proxy statement, shareholders who vote on the GREEN proxy card furnished by Greenlight will be able to vote for the election of the two Greenlight Nominees. The Greenlight Nominees, if elected, will constitute a minority of the members of the Board of Trustees and accordingly, if the full Board of Trustees is present at a meeting, the Greenlight Nominees, by themselves, will not be able to cause any action to be taken or not to be taken by the Board of Trustees.

         Mercer International originally announced that the 2003 Annual Meeting would be held on July 15, 2003 and the original record date for such meeting was May 21, 2003. On June 30, 2003, Mercer International announced that it had rescheduled the 2003 Annual Meeting. The 2003 Annual Meeting is now scheduled to be held on Friday, August 22, 2003 at 10:00 a.m. (Vancouver time) at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada. Mercer International has set July 23, 2003 as the record date for determining shareholders entitled to notice of and to vote at the rescheduled 2003 Annual Meeting. Mercer International reported that 16,874,899 shares of beneficial interest were issued and outstanding as of the original record date. As of the original record date, Greenlight was the beneficial owner of 2,517,500 shares of beneficial interest of Mercer International, which represented approximately 14.9% of the issued and outstanding shares of Mercer International on such date.

         Information concerning Greenlight, the Greenlight Nominees and other persons who are participants in its solicitation of proxies is provided in this proxy statement under the headings "Election of Trustees" and "Information About the Participants" and in Annex A attached hereto.

                                  * * * * * * *

         YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE 2003 ANNUAL MEETING, YOU ARE URGED TO SIGN AND DATE THE ENCLOSED GREEN PROXY CARD AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. PROPERLY VOTING THE ENCLOSED GREEN PROXY CARD WILL REVOKE ANY PROXY PREVIOUSLY SIGNED BY YOU. WE URGE YOU NOT TO RETURN ANY PROXY SENT TO YOU BY MERCER INTERNATIONAL.

                                  * * * * * * *
         The date of this proxy statement is July 2, 2003. Greenlight intends to mail the proxy statement and the GREEN proxy card to shareholders of Mercer International on or about July 7, 2003.

         THIS SOLICITATION IS BEING MADE BY GREENLIGHT, AND NOT BY OR ON BEHALF OF THE BOARD OF TRUSTEES OF MERCER INTERNATIONAL.

         If you have any questions concerning this proxy statement or need help voting your shares, please call the firm assisting Greenlight in its solicitation of proxies:

                              D.F. KING & CO., INC.
                                 48 WALL STREET
                            NEW YORK, NEW YORK 10005
                         CALL TOLL FREE: (800) 848-3416
                     ALL OTHERS CALL COLLECT: (212) 269-5550

                    BACKGROUND; REASONS FOR THE SOLICITATION

         Greenlight believes that there is a need for new trustees on the Board of Trustees of Mercer International. Greenlight believes that Mercer International has excellent assets, but suffers significant deficiencies in corporate governance. The reasons for Greenlight's belief are numerous and include the following:

WE BELIEVE THAT THE BOARD OF TRUSTEES IS IN DISARRAY AND IS NOT DOING ITS JOB IN PROPERLY SUPERVISING MANAGEMENT ACTIVITIES.

     o THE BOARD OF TRUSTEES HAS NOT MET ONCE IN THE LAST SIX YEARS, according to the proxy statements filed by Mercer International for the annual meetings for such years. We do not believe that a Board of Trustees can effectively fulfill its oversight responsibilities without holding actual board meetings where the business and affairs of the Company and the activities of management are openly and actively discussed.

     o The Board of Trustees has been a revolving door. There are four candidates (including the newest nominee) that have been replaced since January 2003. In addition, Mr. J.L. Ryu resigned having served less than one year. The Company stated in a press release dated May 7, 2003 that two of its trustees would not be seeking reelection, although one has mysteriously remained in the latest proxy statement filed by the Company.

     o As reported in the Form 8-K filed June 18, 2003, Mercer International's chief financial officer who also served as a trustee has resigned, due to an ongoing criminal investigation in Germany unrelated to Mercer International. He was CFO from 1996 to 1999, and again from November 2002 until June 2003, and had been a trustee since 1996.

     o The Company shuffled the designated Board terms of certain trustees without shareholder approval between filing its Annual Report on Form 10-K on March 31, 2003 (which indicated that three trustees were to be elected at the 2003 Annual Meeting), and its definitive proxy statement on June 19, 2003. The result of the shuffle was to inexplicably reduce the number of trustees to be elected at the 2003 Annual Meeting from three to two.

     o As reported in last year's election results set forth in the Form 10-Q filed November 14, 2002, 71% of the votes cast were withheld from trustees Jimmy S.H. Lee and R. Ian Rigg. In fact, as reported in the November 14, 2002 Form 10-Q, less than 8% of shareholders voted for Messrs. Lee and Rigg, and only 26% of the total shares outstanding voted. After Greenlight questioned whether the 2002 election had a valid quorum, Mercer International filed an amended Form 10-Q on June 30, 2003 changing the previously reported election results. According to the amended Form 10-Q, the number of votes cast for Messrs. Lee and Riggs increased by 2,819,529 and 2,821,629 votes, respectively, from that previously reported. Even as so amended, the total votes for Messrs. Lee and Riggs were less than 25% of the outstanding shares entitled to vote.

     o The Company engaged in a recent deconsolidation transaction with related parties that was not disclosed to shareholders for three months, never received a fairness opinion and was never approved by an Independent Committee of the Board of Trustees.

            o The Company purchased the Landqart AG swiss mill business in December 2001. At the time, the Company stated that "Landqart became the cornerstone of its planned expansion into the security and specialty papers sections" (2001 Annual Report). As late as October 2002, the Company stated that the "recent acquisition of Landqart AG strengthens positioning" (Form 8-K/A filed October 4, 2002). However:

                   o   The Company deconsolidated Landqart AG in December
                       2002, but did not bother to announce the transaction until its Annual Report on Form 10-K filed on March 31, 2003. In a complex transaction, the Company sold 20% of Landqart to a Swiss bank and contributed its remaining interest in Landqart (valued at $10 million) to a limited partnership for a 49% interest in the limited partnership. Another 49% of the partnership is owned by MFC Bancorp Ltd., a spin-out from Mercer International, which contributed unspecified assets with a carrying value of $7.3 million (Canadian).

                   o The General Partner of the partnership, disclosed by Jimmy S.H. Lee in the first quarter conference call on May 5, 2003 as Cade Struktur Corporation(1), is controlled by MFC Bancorp

---------

(1) The General Partner is technically Equitable Industries, Ltd., as disclosed in Mercer International's Annual Report on Form 10-K, exhibit 10.17. Cade Struktur Corporation listed in its Audited Annual Financial Statements filed on May 20, 2003 with the Canadian Securities Administrators (CSA) that Equitable Industries Ltd., a Turks and Caicos company, is a beneficially-owned subsidiary acquired on December 20, 2002 for a nominal amount. Jimmy S.H. Lee was president and a director of Cade Struktur from July 31, 2001 until his resignation on December 20, 2002. Prior to this period, the CEO of MFC Bancorp (Michael J. Smith) was president and a director.

                (25%), with which Mr. Lee is affiliated, and Babington Ltd. (26.6%), a Liberian company. Mercer International's most recent Annual Report on Form 10-K does not list Babington Ltd. as a subsidiary, although Cade Struktur's proxy filed on May 23, 2003 lists it as a wholly-owned subsidiary of Mercer International. Mercer International has recently acknowledged that Babington Ltd. is a wholly-owned subsidiary of Mercer International.

WE BELIEVE THAT MERCER INTERNATIONAL'S CHIEF EXECUTIVE OFFICER HAS MULTIPLE CONFLICTS OF INTEREST:

     o As stated in the Company's press release dated June 30, 2003, Jimmy S.H. Lee is a director of MFC Merchant Bank S.A. (an affiliate of MFC Bancorp), with which Mercer International has existing business relationships, including a bridge loan for the amount of E30 million. In addition the last filing made by MFC Merchant Bank S.A. with the Register of Commerce of the Canton of Appenzell Ausserrhoden in Switzerland dated March 6, 2003 lists Mr. Lee as the president of the board of directors of MFC Merchant Bank.

     o Jimmy S.H. Lee is the Chairman of Med Net International, Ltd. ("Med Net"), a Canadian corporation of which Mercer International is a significant shareholder (owns 23% of the stock).

            o MFC Bancorp issued a takeover bid for Med Net on November 7, 2002.

            o Med Net's Board, in its Director's Circular filed with CSA on November 27, 2002, reached the conclusion that the offer was inadequate from a financial point of view, but did not make any recommendation to shareholders. In addition, the Circular stated that "None of the directors or senior officers of Med Net is a director or senior officer of the Offeror [MFC Bancorp] or any of its subsidiaries".

            o Not only has Jimmy S.H. Lee had an extensive relationship with MFC Bancorp and its officers in the past, but he has also served as a director of MFC Merchant Bank S.A., and at the time of the offer was a director of Sasamat Capital Corporation (see Annual Information Form filed with CSA on May 20, 2003), an affiliate of MFC Bancorp.

            o Although Greenlight is not aware of the current status of the tender offer for Med Net, Greenlight questions whether the $5.5 million permanent impairment loss in Mercer International's Form 10-Q for the first quarter of 2003 is largely related to its Med Net holdings.

NOT ONLY HAS MANAGEMENT RUN MERCER INTERNATIONAL WITH LITTLE GOVERNANCE, BUT IT HAS PRODUCED POOR FINANCIAL RESULTS. Mercer International's five-year total return for the period ended December 31, 2002 has been (-37.0%), versus (-13.1%) for the NASDAQ Market Index and +9.6% for the Industry Index (SIC 262) used for comparison purposes by Mercer International in its definitive proxy statement. Mercer International's stock price is trading at its lowest historical range and is also trading at 35% below book value (based on its most recently reported financial results set forth in its Form 10-Q filed May 13, 2003). We believe that the company's poor stock performance and the low voter turnout and high percentage of votes withheld from management trustees at its last annual shareholder meeting reflect a lack of confidence among investors.

                             GREENLIGHT'S OBJECTIVES

GREENLIGHT'S OBJECTIVES

       Greenlight's objectives are to:

       o Establish and implement corporate governance guidelines that conform to evolving best practices being implemented by public companies;

             o Separate the roles of Chief Executive Officer and Chairman of the Board of Trustees and elect an independent trustee as the Chairman;

             o Urge the Board to declassify the Board of Trustees and eliminate any poison pill;

             o   Institute better Board independence;

         o Increase Mercer International's low credibility with investors, through greater transparency and better corporate governance; and

         o Ensure that transactions between the Company and its affiliates and with other related companies are considered and approved by a committee of independent trustees.

GREENLIGHT'S COMMITMENT

         The Greenlight Nominees have decades of collective management and investment experience. They are wholly independent of Mercer International's current management and are committed to increasing shareholder value by pursuing the objectives discussed above. No assurance may be given that electing the Greenlight Nominees will enhance shareholder value or that the Greenlight Nominees will be successful in meeting any of their objectives given the minority position they would have on the Board of Trustees. The Greenlight Nominees, if elected, are committed to acting in the best interest of Mercer International's shareholders and, subject to their fiduciary duties as trustees of Mercer International, will pursue the objectives diligently and promptly. No shareholder vote will be required for implementation of Greenlight's plan and none is contemplated.

         For reasons stated above under the section entitled "Background; Reasons for the Solicitation," Greenlight believes that Mercer International's Board of Trustees needs more active voices independent of the existing Board of Trustees and management to represent the interests of all shareholders and to advocate for maximizing shareholder value. In addition, Mercer International's Trustees' Regulations provide that a special meeting of the Board of Trustees may be called by any two of the trustees. Accordingly, when elected, we expect the Greenlight Nominees will be able to call meetings of the Board of Trustees, which the existing Board has failed to do for six years. Neither of the Greenlight Nominees nor any of their respective immediate family members is an employee of, or a consultant to, or has any other contractual relationship with Mercer International. Neither of the Greenlight Nominees is or has been a partner of or otherwise employed by any present or former auditor of Mercer International in the past five years and neither of them is an officer of a company of which the other Greenlight Nominee is also a board member. We believe that, when elected, each of the Greenlight Nominees will be independent for purposes of the audit committee independence requirements of the Sarbanes-Oxley Act of 2002 and the existing Nasdaq listing requirements for audit committees.

         GREENLIGHT URGES YOU TO VOTE "FOR" THE GREENLIGHT NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD (AND NOT TO RETURN ANY PROXY CARD SENT TO YOU BY MERCER INTERNATIONAL).

                              ELECTION OF TRUSTEES

         Mercer International's Board of Trustees is divided into three classes of trustees, with each class serving a three year term. Based on Mercer International's definitive proxy statement filed with the SEC on June 19, 2003, the Company presently has seven trustees serving on the Board of Trustees and two trustees are to be elected at the 2003 Annual Meeting, each to hold office until the 2006 annual meeting of shareholders and thereafter until his successor is elected and qualified.

         Greenlight has nominated two members to stand for election to the Board of Trustees, and the incumbent Board of Trustees has designated two nominees to stand for election, referred to as the Mercer Nominees.

         Accordingly, there will be four nominees (two Greenlight Nominees and two Mercer Nominees) for two trustee positions on the Board of Trustees. Shareholders who vote on the GREEN proxy card furnished by Greenlight will be able to vote for the two Greenlight Nominees. Shareholders who use Mercer International's proxy card will not be able to vote for any of the Greenlight Nominees. Accordingly, any shareholder who wishes to vote for the Greenlight Nominees should vote on Greenlight's GREEN proxy card.

         The two Mercer Nominees are identified in the proxy statement filed by Mercer International on June 19, 2003. Any shareholder who wishes to vote for one of the Greenlight Nominees and for one of the Mercer Nominees will be unable to do so on either Greenlight's GREEN proxy card or Mercer International's proxy card, and may only do so by voting by ballot at the 2003 Annual Meeting. Shareholders who use the GREEN proxy card may vote for or against any Greenlight Nominee by putting an X in the space provided.

         Greenlight's Nominees are Guy W. Adams and Saul E. Diamond. Based on their extensive business and professional experience, we believe that the Greenlight Nominees are highly qualified to serve as trustees of Mercer International. Each Greenlight Nominee has consented to serve as a trustee of Mercer International if elected and to be named in this proxy statement and in Greenlight's other soliciting materials as a Greenlight Nominee.

INFORMATION ABOUT GREENLIGHT NOMINEES

         Each Greenlight Nominee has furnished the information about him that is provided in this proxy statement. Additional disclosure regarding the Greenlight Nominees and the other participants in our solicitation can be found in Annex A to this proxy statement. None of the Greenlight Nominees is an affiliate of Mercer International.

NAME AND BUSINESS ADDRESS     AGE              PRESENT PRINCIPAL OCCUPATION
--------------------------    ---   -------------------------------------------------

Guy W. Adams                   52   Managing Member, GWA Advisors, LLC, GWA Capital
  55 South Lake Avenue              Partners, LLC and GWA Investments, LLC
  Suite 720
  Pasadena, CA  91101

Saul E. Diamond                37   Principal, Diamond Capital Partners, LLC
  535 Fifth Avenue
  33rd Floor
  New York, NY 10017

         Guy W. Adams is the managing member of GWA Advisors, LLC, GWA Investments, LLC and GWA Capital Partners, LLC, where he has served since 2002. GWA Advisors, LLC is a private equity investment firm and a holding company for Mr. Adams' private equity investments. GWA Investments, LLC is an investment fund investing in publicly traded securities managed by GWA Capital Partners, LLC, a registered investment advisor. Prior to 2002, Mr. Adams was the President of GWA Capital, which he founded in 1996 to invest his own capital in public and private equity transactions, and a business consultant to entities seeking refinancing or recapitalization. From 1989 to 1995, Mr. Adams was an investment manager and financial advisor to the Forman family owned Pacific Theatres Corporation and its affiliates, where he had investment authority over funds in excess of twenty million dollars investing in public and private equity transactions. From July 2001 until May 2002, Mr. Adams served as a director of Lone Star Steakhouse & Saloon after unseating the CEO and Chairman of the Board in 2001 in a contested election. Lone Star's shares appreciated sharply during his tenure, after years of poor performance. Mr. Adams earned an MBA from Harvard Business School in 1984 and a Bachelor's of Science in Engineering from Louisiana State University in 1974.

         Saul E. Diamond is a Principal of Diamond Capital Partners, LLC, which he founded in April 2002. Diamond Capital Partners is a middle market private equity and advisory firm. From 1996 to 2002, Mr. Diamond was a Principal with Value Added Capital, LLC, a New York based private equity company. Prior to 1996, Mr. Diamond was an Associate at The Blackstone Group, LP, a merchant banking firm where Mr. Diamond performed private equity and merger and acquisition advisory assignments. From 1988 to 1990, Mr. Diamond was an Analyst in the Mergers and Acquisitions Department of Drexel Burnham Lambert, an investment bank. Mr. Diamond has an MBA in Finance and Management from Columbia Business School and a Bachelors of Arts in Liberal Arts from Northwestern University. In addition, Mr. Diamond was a Director of Kane Magnetics International, Inc., a privately held manufacturer of permanent magnets and magnetic systems, from 1996 to 2002.

         Each Greenlight Nominee has entered into an agreement with Greenlight that provides that Greenlight will indemnify and hold harmless such nominee from any and all damages, judgments, fines, settlements, losses and expenses incurred by such nominee resulting from any action, suit or proceeding based upon or arising from the solicitation of proxies to which this proxy statement relates and such trustees' ongoing services as a trustee to the extent not otherwise indemnified by Mercer International, other than certain excluded losses.

         In addition, Guy W. Adams has entered into an agreement with Greenlight that provides that Greenlight will (1) give Mr. Adams a one-time payment of $75,000, (2) grant Mr. Adams a one year option to purchase 100,000 shares of beneficial interest of Mercer International held by Greenlight affiliates with an exercise price of $4.53 per share, and (3) grant GWA Investments LLC an option to purchase 225,000 shares of beneficial interest of Mercer International held by Greenlight affiliates with an exercise price of $4.53 per share, which option expires upon the later to occur of 60 days from the date of the agreement or 30 days after the 2003 Annual Meeting. This option for 225,000 shares expires if Mr. Adams is not elected to the Board of Trustees.

         Saul E. Diamond has entered into an agreement with Greenlight that provides that Greenlight will (1) give Mr. Diamond a one-time payment of $100,000 and (2) grant Mr. Diamond a one year option to purchase 50,000 shares of beneficial interest of Mercer International held by Greenlight affiliates with an exercise price of $4.53 per share.

         Each of Greenlight's Nominees, if elected, will be entitled to receive compensation customarily paid by Mercer International to its trustees, which is described in the definitive proxy statement filed by Mercer International on June 19, 2003.

         We have no reason to believe that any of the Greenlight Nominees will be disqualified or unwilling or unable to serve if elected. Greenlight reserves the right to nominate substitute persons if Mercer International makes or announces any changes to its Declaration of Trust or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Greenlight Nominees. In addition, if Mercer International causes any additional trustees to be voted upon at the 2003 Annual Meeting, Greenlight reserves the right to nominate additional persons to fill the added positions. Shares represented by Greenlight's GREEN proxy cards will be voted for any such substitute or additional nominees of Greenlight.

                                   * * * * * *

         GREENLIGHT URGES YOU TO VOTE "FOR" THE GREENLIGHT NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD (AND NOT TO RETURN ANY PROXY CARD SENT TO YOU BY MERCER INTERNATIONAL).

                                VOTING PROCEDURES

         To support the Greenlight Nominees at the 2003 Annual Meeting, please sign and date the enclosed GREEN proxy card and return it to D.F. King & Co., Inc. in the enclosed postage-paid envelope. Submitting a proxy will not affect your right to attend the 2003 Annual Meeting and vote in person. Only holders of beneficial interest of Mercer International on the record date, July 23, 2003, are entitled to vote at the 2003 Annual Meeting.

HOW DO I VOTE IN PERSON?

         If you own shares of beneficial interest of Mercer International on the record date, July 23, 2003, you may attend the 2003 Annual Meeting and vote in person. If you are not the record holder of your shares, please refer to the discussion following the question "What if I am not the record holder of my shares?"

HOW DO I VOTE BY PROXY?

         To vote by proxy, you should complete, sign and date the enclosed GREEN proxy card and return it promptly in the enclosed postage-paid envelope.

         To be able to vote your shares in accordance with your instructions at the 2003 Annual Meeting, we must receive your proxy as soon as possible but in any event prior to the shares being voted at the meeting.

WHAT IF I AM NOT THE RECORD HOLDER OF MY SHARES?

         If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can give a proxy with respect to your shares. You should receive a proxy card from your bank or broker, which you must return in the envelope provided in order to have your shares voted. If you need assistance, please contact our solicitor, D.F. King & Co., Inc., by telephone at 1-800-848-3416. Banks and brokers may call D.F. King collect at (212) 269-5550.

         If you do not have record ownership of your shares and want to vote in person at the 2003 Annual Meeting, you may obtain a document called a "legal proxy" from the record holder of your shares and bring it to the 2003 Annual Meeting in order to vote in person. If you need assistance, please contact our solicitor, D.F. King & Co., Inc., by telephone at 1-800-848-3416. Banks and brokers may call D.F. King collect at (212) 269-5550.

WHAT SHOULD I DO IF I RECEIVE A PROXY CARD SOLICITED BY THE INCUMBENT BOARD OF TRUSTEES OF MERCER INTERNATIONAL?

         If you submit a proxy to us by signing and returning the enclosed GREEN proxy card, do not sign or return the proxy card solicited by Mercer International's incumbent Board of Trustees or follow any voting instructions provided by Mercer International unless you intend to change your vote, because only your latest-dated proxy will be counted.

         If you have already sent a proxy card to Mercer International, you may revoke it and provide your support to the Greenlight Nominees by signing, dating and returning the enclosed GREEN proxy card.

WHAT IF I WANT TO REVOKE MY PROXY?

         If you give a proxy, you may revoke it at any time before it is voted on your behalf by:

         o   submitting a duly executed new proxy bearing a later date; or

         o giving written notice of revocation to either D.F. King & Co., Inc. at 48 Wall Street, New York, New York 10005 or to Mercer International at Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6, Attn: Secretary; or

         o   attending and voting in person at the 2003 Annual Meeting.

         If you choose to revoke a proxy by giving written notice or by submitting a later-dated proxy to the Secretary of Mercer International, we would appreciate if you would assist us in representing the interests of shareholders on an informed basis by sending us a copy of your revocation or proxy or by calling D.F. King & Co., Inc. at 1-800-848-3416. Banks and brokers may call D.F. King collect at (212) 269-5550. REMEMBER, YOUR LATEST-DATED PROXY IS THE ONLY ONE THAT COUNTS.

IF I PLAN TO ATTEND THE 2003 ANNUAL MEETING, SHOULD I STILL SUBMIT A PROXY?

         Whether or not you plan to attend the 2003 Annual Meeting, we urge you to submit a proxy. Returning the enclosed proxy card will not affect your right to attend the 2003 Annual Meeting and vote.

WHO CAN VOTE?

         You are eligible to vote or to execute a proxy only if you own shares of beneficial interest of Mercer International on the record date for the 2003 Annual Meeting, July 23, 2003. Even if you sell your shares after the record date, you will retain the right to execute a proxy in connection with the 2003 Annual Meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares.

HOW MANY VOTES DO I HAVE?

         With respect to each matter to be considered at the 2003 Annual Meeting, each shareholder will have one vote for each share of beneficial interest of Mercer International held by it on the record date. Based on documents publicly filed by Mercer International, Mercer International has no outstanding voting securities other than its shares of beneficial interest.

HOW WILL MY SHARES BE VOTED?

         If you give an executed proxy on the accompanying GREEN proxy card, your shares will be voted as you direct. If you submit an executed proxy to us without instructions, our representatives will vote your shares "FOR" the two Greenlight Nominees (as discussed in the "Election of Trustees" section of this proxy statement) and will "ABSTAIN" with respect to the ratification of the independent auditors. Submitting a GREEN proxy card will entitle our representatives to vote your shares in accordance with their discretion on matters not described in this proxy statement that may arise at the 2003 Annual Meeting.

         Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted it.

WHAT IS A QUORUM AND WHY IS IT NECESSARY?

         Conducting business at the 2003 Annual Meeting requires a quorum. Shareholders representing one-third of the outstanding shares entitled to vote at the 2003 Annual Meeting represented in person or by proxy shall constitute a quorum. Under the Washington Business Corporation Act, abstentions and broker non-votes are treated as present for purposes of determining whether a quorum exists.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AND HOW WILL VOTES BE COUNTED?

         If a quorum is present, trustees will be elected by the votes of a majority of the shares cast in person or by proxy at the 2003 Annual Meeting. Under applicable Washington law and Mercer International's Declaration of Trust, abstentions and broker non-votes will have no effect on the vote of the election of the trustees. Shareholders do not have the right to cumulate their votes.

         Each other proposal will be adopted by the votes of a majority of the shares cast in person or by proxy at the 2003 Annual Meeting. Under applicable Washington law and Mercer International's Declaration of Trust, abstentions and broker non-votes will have no effect on the vote of such proposals.

         Required information concerning the necessary vote to approve any other matters being voted upon at the 2003 Annual Meeting and the effects, if any, of abstentions and broker non-votes on such other matters, are set forth in the definitive proxy statement filed by Mercer International and, in accordance with Rule 14a-5(c) under the Exchange Act, reference is made to such proxy statement for such information.

HOW CAN I RECEIVE MORE INFORMATION?

         If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call D.F. King & Co., Inc. at 1-800-848-3416. Banks and brokers may call D.F. King collect at (212) 269-5550.

                         PROXY SOLICITATION AND EXPENSES

         The solicitation to which this proxy statement relates is being made by the Greenlight Entities and the Greenlight Nominees (the "Participants"). The Participants may solicit proxies in person and by mail, press release, advertisements in newspapers, magazines and/or trade publications, telephone, telecopier, telegraph, electronic mail, Internet (World Wide Web) publication, television, radio and newspapers. No person identified above has or will receive compensation for soliciting proxies.

         The Participants will ask banks, brokers, custodians, nominees, other institutional holders and other fiduciaries to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. Greenlight will reimburse those institutions for reasonable expenses that they incur in connection with forwarding our materials.

         Greenlight has retained D.F. King & Co., Inc. to solicit proxies on its behalf in connection with the 2003 Annual Meeting. D.F. King may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries and will employ approximately 20 people in its efforts. Greenlight has agreed to reimburse D.F. King for its reasonable expenses (subject to certain limitations), to indemnify it against certain losses, costs and expenses, and to pay it fees of $25,000.

         The entire expense of this proxy solicitation is being borne by Greenlight. Greenlight may, particularly if the Greenlight Nominees are elected to Mercer International's Board of Trustees, seek reimbursement of its expenses from Mercer International. Greenlight does not intend to seek shareholder approval of any such reimbursement.

         In addition to the costs related to the engagement of D.F. King & Co., Inc., costs related to our solicitation of proxies include expenditures for printing, postage, legal services and other related items. Total expenditures are expected to be approximately $200,000. To date, Greenlight has incurred approximately $150,000 in furtherance of its proxy solicitation. Such amount is in addition to the payments made to the Greenlight Nominees discussed herein.

                       INFORMATION ABOUT THE PARTICIPANTS

         The Greenlight Entities and the Greenlight Nominees are participants in Greenlight's solicitation of proxies for the 2003 Annual Meeting within the meaning of the federal securities laws. Information related to the Participants, including their beneficial ownership of Mercer International's shares of beneficial interest, is set forth on Annex A to this proxy statement and is incorporated into this proxy statement by reference. Except as set forth on Annex A, none of the Participants is party to any commercial dealing with Mercer International or its subsidiaries that is required to be discussed in this proxy statement by the federal securities laws. Information in this proxy statement about each Participant was provided by that Participant.

                     INFORMATION ABOUT MERCER INTERNATIONAL

         Based upon Mercer International's definitive proxy statement filed with the Securities and Exchange Commission (the "SEC") on June 19, 2003, the mailing address of the principal executive offices of Mercer International is 14900 Interurban Avenue South, Suite 282, Seattle, Washington 98168.

         Annex B sets forth information obtained from Mercer International's public filings related to the beneficial ownership of shares of beneficial interest of Mercer International and is incorporated in this proxy statement by reference.

         Except as otherwise noted herein, the information in this proxy statement concerning Mercer International has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although Greenlight does not have any knowledge indicating that any statement contained herein is untrue, we do not take any responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of Greenlight, or for any failure by Mercer International to disclose events that may affect the significance or accuracy of such information.

                         OTHER MATTERS TO BE VOTED UPON

         At the 2003 Annual Meeting, in addition to electing trustees, Mercer International intends to ask shareholders to ratify the appointment of Deloitte & Touche LLP as its independent auditors for the fiscal year ending December 31, 2003. Greenlight does not make any recommendation with respect to the ratification of Deloitte & Touche LLP as Mercer International's independent auditors for the fiscal year ending December 31, 2003. If shareholders provide instructions regarding the ratification of the auditors on the enclosed GREEN proxy card, Greenlight will vote the shares as directed; if no instructions are given, shares represented by Greenlight's GREEN proxy card will abstain on this matter.

         Submitting a GREEN proxy card will entitle the named proxies to vote your shares in accordance with their sole discretion on matters not described in this proxy statement that may arise at the 2003 Annual Meeting.

                          FUTURE SHAREHOLDER PROPOSALS
         Based on information set forth in Mercer International's definitive proxy statement filed with the SEC on June 19, 2003, any proposal that a shareholder intends to present at the next annual meeting of shareholders of Mercer International must be received by the Company on or before January 30, 2004. As set forth in such proxy statement, a shareholder must submit such a proposal to the Company for inclusion in the proxy statement for the next annual shareholders' meeting on or before April 16, 2004, or the Company's management will have discretionary authority to vote proxies received for such meeting with respect to any such proposal. Greenlight notes that Rule 14a-8 of the Securities Exchange Act of 1934, or the Exchange Act, states that the deadline for submitting a shareholder proposal for a company's annual meeting shall be no less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Further, Greenlight notes that for a proxy to confer discretionary authority to vote, Rule 14a-4 of the Exchange Act requires that the company have notice of the proposal at least 45 days before the date on which the company first mailed its proxy materials for the prior year's annual meeting. Such rules also provide that if the date of the Company's annual meeting has been changed by more than 30 days from the date of the previous year's annual meeting, the deadlines are a reasonable time before the company mails its proxy materials. Accordingly, to the extent the date of the next annual meeting for Mercer International is more than 30 days from the date of the 2003 Annual Meeting and depending on the date Mercer International mailed its proxy materials for the 2003 Annual Meeting, the dates set forth above may be changed.

                                   * * * * * *

         GREENLIGHT URGES YOU TO VOTE "FOR" THE GREENLIGHT NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD (AND NOT TO RETURN ANY PROXY CARD SENT TO YOU BY MERCER INTERNATIONAL).

         Questions or requests for additional copies of this proxy statement or if you need assistance in voting for the Greenlight Nominees, please contact our proxy solicitator:

                              D.F. KING & CO., INC.
                                 48 WALL STREET
                            NEW YORK, NEW YORK 10005
                         CALL TOLL FREE: (800) 848-3416
                     ALL OTHERS CALL COLLECT: (212) 269-5550

                                                                         ANNEX A

                   INFORMATION CONCERNING GREENLIGHT AND OTHER
                   PARTICIPANTS IN ITS SOLICITATION OF PROXIES

         The following persons are participants (the "Participants" and, each, a "Participant") in the solicitation of proxies in support of electing the Greenlight Nominees to the Board of Trustees of Mercer International: (i) the Greenlight Entities; and (ii) the Greenlight Nominees. The Greenlight Entities consist of Greenlight Capital, L.L.C., Greenlight Capital, Inc. and David Einhorn. The Greenlight Nominees are Guy W. Adams and Saul E. Diamond.

         Greenlight Capital, L.L.C. is a Delaware limited liability company and its principal place of business is New York, New York and its address is 420 Lexington Avenue, Suite 1740, New York, New York 10170. Greenlight Capital, Inc. is a Delaware corporation and its principal place of business is New York, New York and its address is 420 Lexington Avenue, Suite 1740, New York, New York 10170. David Einhorn is the Senior Managing Member of Greenlight Capital L.L.C. and the President and Sole Director of Greenlight Capital, Inc. Mr. Einhorn's business address is 420 Lexington Avenue, Suite 1740, New York, New York 10170. The present principal occupation or employment of each Greenlight Nominee is described in this proxy statement under the heading "Election of Trustees."

SECURITY OWNERSHIP

         The Participants and their associates may be deemed to have beneficial ownership of shares of beneficial interest of Mercer International as set forth below.

                                  AMOUNT OF BENEFICIAL
                                    OWNERSHIP THROUGH          PERCENT
            NAME                 OPTIONS AND OTHERWISE        OF CLASS
---------------------------     ------------------------   -------------

Greenlight Capital, L.L.C.              1,286,700(1)            7.6%(2)
Greenlight Capital, Inc.                1,230,800(1)            7.3%(2)
David Einhorn                           2,517,500(1)           14.9%(2)
Guy W. Adams                              325,000(3)              *
Saul E. Diamond                            50,000(4)              *

         *less than 1%

         (1) Greenlight Capital, L.L.C. serves as general partner of Greenlight Capital, L.P. and Greenlight Capital Qualified, L.P. Greenlight Capital Inc. is the investment manager of Greenlight Capital Offshore, Ltd.

         (2) The percentages are based on the number of shares of beneficial interest outstanding as of May 12, 2003 as reported in the Form 10-Q filed by Mercer International on May 13, 2003.

         (3) In connection with becoming a nominee for trustee, Mr. Adams received from Greenlight an option to purchase 100,000 shares of beneficial interest of Mercer International currently held by Greenlight. GWA Investments LLC, which is managed by Mr. Adams, also received an option to purchase 225,000 shares of beneficial interest currently held by Greenlight affiliates, which option expires if he is not elected as a trustee.
         (4) In connection with becoming a nominee for trustee, Mr. Diamond received from Greenlight an option to purchase 50,000 shares of beneficial interest of Mercer International currently held by Greenlight affiliates.

         No Participant and no associate of any Participant (within the meaning of the federal proxy rules) beneficially owns any securities of Mercer International other than shares of beneficial interest (and the accompanying rights under Mercer International's rights agreement) and the options described above. No Participant beneficially owns any securities of any parent or subsidiary of Mercer International. No Participant has record but not beneficial ownership with respect to any securities of Mercer International.

TRANSACTIONS IN MERCER INTERNATIONAL'S SECURITIES

         Other than the transactions described below, no Participant has purchased or sold any securities of Mercer International in the past two years.


                                   Annex A-1

                      TRANSACTIONS IN MERCER INTERNATIONAL
                  SHARES OF BENEFICIAL OWNERSHIP BY GREENLIGHT

                                                                                                     NUMBER OF SHARES OF BENEFICIAL
   DATE OF TRANSACTION            NATURE OF TRANSACTION                                             INTEREST OF MERCER INTERNATIONAL
   -------------------            ---------------------                                             --------------------------------

                              Grant of Options to Greenlight
June 20, 2003                             Nominees                                                                375,000


                      TRANSACTIONS IN MERCER INTERNATIONAL
                 SHARES OF BENEFICIAL OWNERSHIP BY GUY W. ADAMS

                                                                                                     NUMBER OF SHARES OF BENEFICIAL
   DATE OF TRANSACTION            NATURE OF TRANSACTION                                             INTEREST OF MERCER INTERNATIONAL
   -------------------            ---------------------                                             --------------------------------

    June 20, 2003           Receipt of Option from Greenlight affiliates                                        100,000
    June 20, 2003           Receipt of Option by GWA Investments LLC from Greenlight affiliates                 225,000

                      TRANSACTIONS IN MERCER INTERNATIONAL
                SHARES OF BENEFICIAL OWNERSHIP BY SAUL E. DIAMOND

                                                                                                     NUMBER OF SHARES OF BENEFICIAL
   DATE OF TRANSACTION              NATURE OF TRANSACTION                                           INTEREST OF MERCER INTERNATIONAL
   -------------------              ---------------------                                           --------------------------------

      June 20, 2003           Receipt of Option from Greenlight affiliates                                       50,000


ARRANGEMENTS, INTERESTS AND TRANSACTIONS

         Except for the agreements entered into between the Greenlight Nominees and Greenlight described in Greenlight's proxy statement under the heading "Election of Trustees - Information on Greenlight Nominees," no Participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Mercer International, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

         No Participant, no associate of any Participant and no person who is a party to any arrangement or understanding pursuant to which a Greenlight Nominee is proposed to be elected has any arrangement or understanding with any person with respect to any future employment by Mercer International or its affiliates or with respect to any future transactions to which Mercer International or any of its affiliates will or may be a party.

         Greenlight has an interest in the solicitation of proxies in support of the Greenlight Nominees from either direct or indirect beneficial ownership of the shares of beneficial interests of Mercer International. Participants who are Greenlight Nominees are expected to receive customary compensation from Mercer International in exchange for their services as trustees, if elected. The Greenlight Nominees also have an interest in the solicitation through the agreements described in Greenlight's proxy statement under the heading "Election of Trustees."

         There has been no transaction or series of similar transactions since the beginning of Mercer International's last completed fiscal year, and there is no currently proposed transaction or series of similar proposed transactions, to which Mercer International or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any Participant or any associate of any Participant had, or will have, a direct or indirect material interest.


                                   Annex A-2

ADDITIONAL INFORMATION ABOUT THE GREENLIGHT NOMINEES

         No Greenlight Nominee presently holds any positions with Mercer International. Other than the agreements described in Greenlight's proxy statement under the heading "Election of Trustees," there is no arrangement or understanding between any Greenlight Nominee and any other person pursuant to which the Greenlight Nominee was selected as a nominee.

         There is no family relationship (within the meaning of the federal securities laws) between any Greenlight Nominee and (i) any other Greenlight Nominee or (ii) any trustee of Mercer International, executive officer of Mercer International or person nominated by Mercer International to become a trustee or executive officer.

         There is, and has been, no legal or other proceeding involving any Greenlight Nominee that is required to be disclosed under the federal proxy rules.

         No Greenlight Nominee (i) has any business relationship with Mercer International that is required to be disclosed by the federal proxy rules; (ii) has had any such relationship since the beginning of Mercer International's most recently completed fiscal year; or (iii) has, since the beginning of Mercer International's last completed fiscal year, been indebted to Mercer International or any of its subsidiaries in an amount that exceeds $60,000.

         No Greenlight Nominee and no associate of any Greenlight Nominee has received any compensation from Mercer International as a trustee or executive officer of Mercer International. Had the Greenlight Nominees been trustees of Mercer International and members of the compensation committee of Mercer International's Board of Trustees during Mercer International's last completed fiscal year, there would have been no compensation committee interlocks within the meaning of the federal proxy rules.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         No Greenlight Nominee has failed to file reports related to Mercer International that are required by Section 16(a) of the Securities Exchange Act of 1934, as amended.


                                   Annex A-3

                                                                         ANNEX B

                  STOCK OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

         The following table sets forth information, based on the Definitive Proxy Statement filed by Mercer International on June 19, 2003 and statements of beneficial ownership on Schedule 13D and/or 13G, as amended, as of June 30, 2003, regarding the beneficial ownership of Mercer International shares of beneficial interest by each person, or group of affiliated persons, other than trustees and executive officers, known by Greenlight to own beneficially 5% or more of the outstanding common stock:

          NAME AND ADDRESS                  NUMBER OF SHARES       PERCENT OF
        OF BENEFICIAL OWNER                BENEFICIALLY OWNED    CLASS (ROUNDED)
----------------------------------------   ------------------    ---------------

Greenlight Capital, Inc.(1)                     2,517,500             14.9%
Greenlight Capital, L.L.C.
David Einhorn
420 Lexington Avenue
Suite 1740
New York, NY  10170

Cramer Rosenthal McGlynn(2)                     1,729,700             10.3%
707 Westchester Avenue
White Plains, NY  10604

Merrill Lynch & Co., Inc.(3)                    1,596,700              9.5%
4 World Financial Center
New York, NY  10080

Peter R. Kellogg(4)                               893,300              5.3%
120 Broadway, 6th Floor
New York, NY  10271

CCM Master Fund, Ltd.(5)                          891,679              5.3%
   Coghill Capital Management, L.L.C.
   Coghill Clint D.
One North Wacker Drive
Suite 4725
Chicago, IL  60606

----------

(1) Greenlight Capital, L.L.C. serves as general partner of Greenlight Capital, L.P. and Greenlight Capital Qualified, L.P. Greenlight Capital Inc. is the investment manager of Greenlight Capital Offshore, Ltd.



(2) Based on the Definitive Proxy Statement filed by Mercer International with the SEC on June 19, 2003.

(3) Based on the Definitive Proxy Statement filed by Mercer International with the SEC on June 19, 2003.

(4) Based on a Schedule 13G filed with the SEC on April 4, 2003 by Peter R. Kellogg. Peter R. Kellogg has sole voting power and sole dispositive power over 83,900 shares, and shared voting power and shared dispositive power over 809,400 shares.

(5) Based on a Schedule 13G filed with the SEC on May 2, 2003 by CCM Master Fund, Ltd., Coghill Capital Management, L.L.C., and Coghill Clint D. Coghill Capital Management, L.L.C., Coghill Clint D., and CCM Master Fund, Ltd. have shared voting power and shared dispositive power over 891,679 shares. CCM Master Fund, Ltd., Coghill Capital Management, L.L.C., and Coghill Clint D. disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein. Coghill Capital Management, L.L.C. and Coghill Clint D. are principals of the investment manager or investment manager to the investment management entity in whose account the reported securities are held.


                                   Annex B-1

                         BOARD AND MANAGEMENT OWNERSHIP

         The following table sets forth, based solely on the Definitive Proxy Statement filed by Mercer International on June 19, 2003, certain information regarding the ownership of the Company's shares of beneficial interest as of June 16, 2003 for (i) each trustee, nominee trustee and named executive officer of Mercer International and (ii) all trustees and executive officers of Mercer International as a group. Except as otherwise noted, each trustee has sole voting and sole dispositive power with respect to the shares shown as beneficially owned.

                                                        NUMBER OF SHARES
        NAME OF BENEFICIAL OWNER                       BENEFICIALLY OWNED      PERCENT OF CLASS
-----------------------------------------------     ------------------------   ----------------

Jimmy S.H. Lee(1)                                          1,619,800                 8.8%
C.S. Moon(2)                                                  29,000                   *
Michel Arnulphy(2)                                            23,000                   *
Maarten Reidel(3)                                            153,333                   *
R. Ian Rigg(2)                                                60,000                   *
Jong L. Ryu                                                       --                  --
Per Gundersby                                                     --                  --
William McCartney                                                 --                  --
Graeme Witts                                                      --                  --
Wolfram Ridder(2)                                             60,000                   *
Trustees and Officers as a Group (8 persons)(4)            1,791,800                 9.6%

----------

* Less than 1%.

(1) Includes presently exercisable stock options to acquire up to 1,585,000 shares.

(2) Represents presently exercisable stock options.

(3) Includes presently exercisable stock options to acquire up to 33,333 shares, which expire in September 2003 as a result of the resignation of Mr. Reidel as a Trustee and officer of the Company in June 2003.

(4) Includes presently exercisable stock options to acquire up to 1,757,000 shares, but excludes the 153,333 shares and stock options held by Maarten Reidel due to his resignation as a trustee and officer of the Company in June 2003.


                                   Annex B-2

P
R
O
X
Y


GREEN PROXY CARD                                                        APPENDIX

                            MERCER INTERNATIONAL INC.

                  PROXY FOR THE ANNUAL MEETING OF SHAREHOLDERS
                 AUGUST 22, 2003 AT 10:00 A.M. (VANCOUVER TIME)

               THIS PROXY IS SOLICITED BY THE GREENLIGHT ENTITIES
         AND NOT BY THE BOARD OF TRUSTEES OF MERCER INTERNATIONAL INC.

         The undersigned shareholder of Mercer International Inc. hereby appoints David Einhorn and Daniel Roitman, and each of them, as attorneys and proxies, each with power of substitution and revocation, to represent the undersigned at the Annual Meeting of Shareholders of Mercer International Inc. to be held on August 22, 2003, and at any adjournment, postponement or rescheduling thereof, with authority to vote all shares held or owned by the undersigned in accordance with the directions indicated herein.



         THIS PROXY, WHEN PROPERLY EXECUTED, WILL CAUSE YOUR SHARES TO BE VOTED AS YOU DIRECT. IF YOU RETURN THIS PROXY, PROPERLY EXECUTED, WITHOUT SPECIFYING A CHOICE, YOUR SHARES WILL BE VOTED "FOR" THE NOMINEES IDENTIFIED ON THE REVERSE SIDE AND WILL "ABSTAIN" ON ITEM TWO.
             (Continued and to be signed on the reverse side)   See reverse side


                                   Appendix-1

    THE GREENLIGHT ENTITIES RECOMMEND A VOTE "FOR" THE NOMINEES LISTED BELOW.


1.      Election of Trustees.

        NOMINEES: Guy W. Adams and Saul E. Diamond.

        GUY W. ADAMS                          SAUL E. DIAMOND

        [ ]  FOR                              [ ]  FOR

        [ ]  AGAINST                          [ ]  AGAINST

        [ ]  WITHOLD AUTHORITY                [ ]  WITHOLD AUTHORITY
             to vote for such nominee              to vote for such nominee



2. Ratification of the appointment of Deloitte & Touche LLP as the independent auditors of Mercer International Inc.

              [ ] FOR             [ ] AGAINST             [ ] ABSTAIN

3.      Other Matters.

        IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY BE PRESENTED TO THE MEETING OR ANY ADJOURNMENT, POSTPONEMENT OR RESCHEDULING THEREOF AND IS UNKNOWN TO THE GREENLIGHT ENTITIES AND ITS REPRESENTATIVES A REASONABLE TIME BEFORE THE COMMENCEMENT OF THE GREENLIGHT ENTITIES' SOLICITATION OF PROXIES.

                                         Date                           , 2003
                                             ---------------------------


                                         ---------------------------------------
                                         Signature (Please sign exactly as your
                                         name appears to the left)


                                         ---------------------------------------
                                         Additional Signature (if held jointly)


                                         ---------------------------------------
                                         Title

        Please sign exactly as your name appears above. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. The signer hereby revokes all proxies previously given by the signer to vote at the 2003 Annual Meeting of Shareholders of Mercer International Inc., and any adjournment, postponement or rescheduling thereof.



                                   Appendix-2